Exhibit 1

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Mark Jones
Zintel Public Relations	Global Consulting Group
matthew@zintelpr.com	mjones@hfgcg.com
310.574.8888	646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Reports Record Revenue and
Net Income for the Fourth Quarter and Fiscal Year 2005

Fourth Quarter Revenue Rises to $21.8 Million, Up 16% Year-Over-Year

Fourth Quarter Net Income Increases to $3.9 Million, Up 48% Year-Over-Year

Fiscal 2005 Revenue Rises to $81.8 Million, Up 18%

Fiscal 2005 Net Income Excluding One Time Charge Increases to $14.4 Million, Up 63%

CHICAGO and TEL AVIV, ISRAEL, January 23, 2006 – Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), the worldwide leader in Software Digital Rights Management (DRM) and USB-based authentication solutions, and a leading innovator in enterprise secure content management (Enterprise Security), today announced financial results for the fourth quarter and fiscal year ended December 31, 2005.

Revenues for the fourth quarter of 2005 increased 16 percent to a record $21.8 million from $18.8 million for the same period in 2004. Software DRM revenues for the fourth quarter increased 4 percent to $14.1 million from $13.5 million in the same period in 2004. Enterprise Security revenues for the fourth quarter of 2005 increased 45 percent to $7.7 million from $5.3 million in the same period in 2004.

Revenues for the fiscal year 2005 were a record $81.8 million, an increase of 18 percent from the $69.1 million recorded for fiscal year 2004. Software DRM revenues for fiscal year 2005 were $56.6 million, an increase of 12 percent from the $50.7 million recorded in 2004. Enterprise Security revenues for fiscal year 2005 increased 36 percent to $25.2 million from $18.5 million in 2004.

GAAP net income for the fourth quarter of 2005 was a record $3.9 million, or $0.27 per basic share and $0.26 per diluted share, a 48 percent improvement year-over-year. GAAP net income for the fourth quarter of 2004 was $2.6 million or $0.21 per basic share and $0.20 per diluted share. For the fiscal year 2005, GAAP net income was $12.4 million, or $0.89 per basic share and $0.85 per diluted share, as compared with net income of $8.8 million or $0.74 per basic share and $0.68 per diluted share for fiscal year 2004, a 41 percent improvement year-over-year. Full year 2005 net income, excluding a $2.0 million one-time charge to settle a patent lawsuit, was a record $14.4 million or $1.03 per basic share and $0.99 per diluted share, a 63 percent improvement year-over-year. The one-time charge reduced fiscal year 2005 GAAP net income per basic and diluted share by $0.14.

Cash, cash equivalents and marketable securities totaled $77.2 million at December 31, 2005, up $51.3 million from $25.9 million reported at December 31, 2004, with no outstanding debt. The increase is related to positive cash flow generated from operating activities and the receipt of $38.8 million in net proceeds, following the successful completion of the Company’s offering of ordinary shares which closed on March 30, 2005.

Yanki Margalit, Chairman and CEO of Aladdin Knowledge Systems, stated, “Fiscal year 2005 was an exceptional year for Aladdin as we generated record levels of revenue, cash flow and profitability while expanding sequential and year-over-year growth in our core Software DRM and Enterprise Security segments. I was particularly pleased with our ability to drive bottom line profitability at a significantly faster pace than our healthy top line growth rate as well as the year end momentum in our Enterprise Security business which was driven by strong demand by enterprise customers for our eSafe and eToken products. With worldwide threats from software piracy, spam and malicious content undiminished, we see room for further growth in 2006 as we build upon our leadership position in the software DRM market and our expanding enterprise customer base.”

Financial and Operating Highlights

—	Record quarterly and annual revenues and net income

—	Cash flow from operating activities totaled $4.0 million in fourth quarter and a record $14.6 million for the full year 2005

—	Aladdin expanded its global presence by opening a new office in Italy and gaining new distributors in South Korea and Argentina

—	IDC confirmed that Aladdin strengthened its leadership of the global software licensing authentication token market in 2004, with a market share of 37.2 percent and grew its share of the worldwide USB authentication token market to 21.7 percent (IDC, Worldwide Hardware Authentication Token 2005-2009 Forecast and 2004 Vendor Shares, #34452, December 2005)

—	Aladdin was awarded ISO 14000 environmental certification

Product Highlights

—	Software Security (DRM)

š	Aladdin announced that its HASP® solution prevented more than $500 billion in software piracy over its 20-year history.

š	Aladdin HASP® HL added full support for software vendors developing applications on a Windows x64 operating system.

—	eToken™ User Authentication Solution

š	Aladdin announced that one of the world’s leading entertainment and media enterprises had chosen eToken hardware and software solutions for secure network access and password management.

š	Aladdin eToken named as finalist in “Best Authentication Solution” category for the 2006 SC magazine awards.

—	eSafe ® Integrated Proactive Content Security System

š	Aladdin announced the launch of eSafe SecureSurfing™ a tiered solution that provides ISPs with the ability to offer their home and small business customers a true “clean pipe” Internet connection.

š	Aladdin launched the eSafe Mobile Content Security Gateway designed specifically for cellular providers to offer multi-layered protection against mobile viruses and spam.

š	Aladdin eSafe named as finalist in four categories for the 2006 SC magazine awards.

For further information on product highlights, please refer to the press room on the Company’s Web site which can be found at http://www.Aladdin.com/about/pressroom.asp.

Future Business Outlook

Aladdin continues to provide a business outlook on a quarterly basis. The Company undertakes no obligation to update its estimates. Based on current business activities and general economic conditions, Aladdin’s management believes revenues for the first quarter of fiscal 2006 will be in the range of $21.3 million to $23.3 million. The Company reported $20.3 million in revenue in the first quarter of 2005.

First quarter 2006 diluted earnings per share are expected to be in the range of $0.25 to $0.28, excluding stock-based compensation expense related to the Company’s adoption of Financial Accounting Standard (FAS) No. 123R. The Company reported diluted earnings per share of $0.23 in the first quarter of 2005, excluding a $2.0 million one-time charge to settle a patent lawsuit.

Earnings Teleconference

The Company will hold a teleconference today, January 23, at 9:00 a.m. Eastern Time to discuss the quarterly results. To participate in the call, please dial (800) 399-0427 in North America, or +1 (706) 643-1624 internationally, approximately five minutes prior to the scheduled call start time. The call is being simultaneously Web cast and can be accessed on the Aladdin Web site at www.Aladdin.com/investor. Please visit the Web site at least 15 minutes prior to the scheduled call time to register for the Web cast and download any necessary audio software.

A replay of the call can also be accessed via telephone from 11:00 a.m. Eastern Time on January 23, 2006 through 11:59 p.m. Eastern Time on January 30, 2006 by calling (800) 642-1687 in North America, or +1 (706) 645-9291 internationally, and entering the following access code: 3957173. A Web cast replay of the call will also be made and can be accessed on the Aladdin Web site at www.Aladdin.com/investor.

About Aladdin Knowledge Systems

Aladdin Knowledge Systems Ltd. is a global provider of security solutions that reduce software theft, authenticate network users and protect against unwanted Internet and e-mail content, including spam, viruses and spyware. Its security products are organized into two segments: Software Digital Rights Management (DRM) and Enterprise Security. Aladdin’s Software DRM products allow software publishers to protect their intellectual property and increase revenues by reducing losses from software theft and piracy. Its Enterprise Security solutions enable organizations to secure their information technology assets by controlling who has access to their networks (authentication) and what content their users can utilize (content security). Visit the Aladdin Web site at www.Aladdin.com.

Safe Harbor Statement

Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in the competitive landscape and other factors over which the company has little or no control.

(Tables Follow)

Aladdin Knowledge Systems Ltd.
Consolidated Statements of Income
(U.S. dollars, in thousands - except for per-share amount)

	Three month periods ended December 31		Twelve month periods ended December 31
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)

Revenues:
Software Security (DRM)	14,100	13,523	56,578	50,650
Enterprise Security	7,651	5,294	25,195	18,471
Total Revenues	21,751	18,817	81,773	69,121

Cost of revenues	4,862	3,888	16,971	13,781
Gross profit	16,889	14,929	64,802	55,340

Research & development	3,375	3,081	12,131	12,028
Selling & marketing	6,970	7,040	26,952	24,677
General & administrative	2,794	2,073	11,169	8,805
One time lawsuit charge	-	-	2,000	-

Total operating expenses	13,139	12,194	52,252	45,510

Operating income	3,750	2,735	12,550	9,830
Financial income , net	505	264	1,038	53
Other income (expenses), net	(3)	(102)	14	(138)

Income before taxes	4,252	2,897	13,602	9,745

Taxes on income	371	272	1,246	957

Net Income	3,881	2,625	12,356	8,788

Basic earnings per share	0.27	0.21	0.89	0.74
Diluted earnings per share	0.26	0.20	0.85	0.68

Weighted average number of shares
outstanding for Basic EPS	14,436	12,217	13,899	11,940
Weighted average number of shares
outstanding for Diluted EPS	15,019	13,153	14,580	13,000

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Balance Sheets
(U.S. dollars, in thousands)

	December 31,	December 31,
	2005	2004
	(Unaudited)

Assets

Current assets:
Cash & cash equivalents	28,426	17,313
Marketable securities	48,815	8,598
Trade receivables, net of allowance for doubtful accounts	13,957	12,637
Other accounts receivable	4,676	4,319
Inventories	6,998	5,788

Total current assets	102,872	48,655

Severance pay fund	2,455	2,357

Property and equipment, net	3,081	2,234

Other long-term assets, net	17,470	17,648

Total Assets	125,878	70,894

Liabilities and Shareholders' Equity

Current liabilities:
Trade payables	4,454	3,546
Deferred revenues	5,645	4,793
Other current liabilities	7,799	5,989

Total current liabilities	17,898	14,328

Accrued severance pay	3,243	3,129

Shareholders' Equity	104,737	53,437

Total Liabilities and Shareholders' Equity	125,878	70,894

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Statements of Cash Flows
(U.S. dollars, in thousands)

	Three month period ended December 31, 2005	Twelve month period ended December 31, 2005
	(Unaudited)

Cash flow from operating activities:

Net income	3,881	12,356
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	547	1,962
Increase in trade and other receivables, net	(1,446)	(1,807)
Decrease (Increase) in inventory	525	(1,277)
Increase in trade payables and accrued liabilities	247	3,442
Other adjustments	230	(51)
Net cash provided by operating activities	3,984	14,625

Cash flow from investing activities:

Purchase of property and equipment	(517)	(2,269)
Investment in available-for-sale marketable securities, net	799	(40,465)
Investment in other companies	-	(850)
Proceeds from return on investment in other companies	-	910
Net cash provided by (used in) investing activities	282	(42,674)

Cash flow from financing activities:

Proceeds from issuance of shares, net	-	38,778
Proceeds from exercise of options	241	485
Net cash provided by financing activities	241	39,263

Effect of exchange rate on cash and cash equivalents	105	(101)

Increase in cash and cash equivalents	4,612	11,113

Cash and cash equivalents at the beginning of the period	23,814	17,313

Cash and cash equivalents at the end of the period	28,426	28,426